

Mail Stop 3233

July 28, 2017

Via E-mail
Frank J. Drohan
Chief Executive Officer
Omagine, Inc.
136 Madison Avenue, 5th Floor
New York, NY 10016

> **Re:** **Omagine, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed July 17, 2017**
> **File No. 333-199383**

Dear Mr. Drohan:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section 10(a)(3) of the Securities Act of 1933 requires that when a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. However, we note that your initial registration statement on Form S-1 was declared effective on January 22, 2015, and that your post-effective amendment declared effective on February 13, 2017 included audited financial statements for the fiscal year ended December 31, 2015. Accordingly, it appears that the audited financial statements in your registration statement were not current from May 2017 through the present. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement from May 2017 through the present.

2. We note your disclosure explaining the delays in the development of the Omagine Project caused by the CCC default and that you need to obtain replacement financing in order to continue with the Development Agreement. We further note your disclosure throughout that you expect to close a new LLC investment in July 2017, which appears to reference your discussions with two European investment funds. Please update your disclosure to provide the most recent status of your discussions and to provide the material terms of any investment transaction that you have entered into.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: David Manno, Esq.
         Sichenzia Ross Ference Kesner LLP